3/16/2004

SECU 04002118 MMISSION
Washington, D.C. 20549

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PROCESSED
MAR 17 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 South Syracuse Parkway, Suite 1000

(No. and Street)

Denver	CO	80237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Mesard, Chief Financial Officer — 303-785-8470 Ext. 114

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street #3400	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 25 2004
1086

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul S. Mesard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CONNIE J. GROSS NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent accountant's report on internal control structure

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gĕneos Wealth Management, Inc.

Accountants' Report and Financial Statements

December 31, 2003

Gĕneos Wealth Management, Inc.
December 31, 2003

Contents

BKD LLP

Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

Independent Accountants' Report

Board of Directors
Gěneos Wealth Management, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Gěneos Wealth Management, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity and cash flows for December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gěneos Wealth Management, Inc. as of December 31, 2003, and the results of its operations and its cash flows for December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

Denver, Colorado
January 23, 2004

Gĕneos Wealth Management, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	869,104
Due from clearing broker		34,534
Deposit with clearing broker		100,000
Accounts receivable		149,589
Prepaid expenses		33,203
Furniture and equipment, at cost, net of accumulated depreciation of $30,326		127,278
Software, at cost, net of accumulated amortization of $80,324		146,408
Deposits		21,954
	$	1,482,070

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	154,139
Capital lease obligations		31,118
Accrued vacation payable		13,200
Deferred rent and deposits		51,100
Unearned insurance reimbursements		46,200
Total liabilities		295,757
Stockholders' Equity		
Common stock, Class A, voting, $.0001 par value; authorized 20,000,000 shares; issued and outstanding 9,561,761 shares		956
Common stock, Class B, non-voting, $.0001 par value; authorized 4,000,000 shares; issued and outstanding 3,076,923 shares		308
Common stock warrant, Class B; 923,077 shares		100,000
Additional paid-in capital		2,959,608
Accumulated deficit		(1,874,559)
Total stockholders' equity		1,186,313
	$	1,482,070

Gĕneos Wealth Management, Inc.

Statement of Operations

Year Ended December 31, 2003

Revenue	
Gross dealer concessions	$ 5,565,962
Due diligence fees	1,500
Interest and other	49,891
	5,617,353
Expenses	
Salaries, payroll taxes, and benefits	1,197,280
Commissions to registered representatives	4,774,756
Other professional fees	83,785
Regulatory fees	41,220
Registration costs	14,556
Other general and administrative	647,571
	6,759,168
Net Loss Before Income Taxes	(1,141,815)
Credit for Income Taxes	-
Net Loss	$ (1,141,815)

See Notes to Financial Statements

Additional Paid-in Capital	Accumulated Deficit	Common Stock, Class B, Non-voting, Subscription Receivable	Total
$ 1,749,930	$ (732,744)	$ (1,000,000)	$ 1,118,260
212,148	-	-	212,184
997,530	-	1,000,000	997,684
-	(1,141,815)	-	(1,141,815)
$ 2,959,608	$ (1,874,559)	$ -	$ 1,186,313

Gĕneos Wealth Management, Inc.

Statement of Cash Flows

Year Ended December 31, 2003

Operating Activities		
Net loss	$	(1,141,815)
Items not requiring cash		
Depreciation and amortization		93,371
Deferred rent		2,636
Changes in		
Due from clearing broker		(17,298)
Deposit with clearing broker		(75,000)
Accounts receivable		(144,135)
Prepaid expenses and other		(9,958)
Accounts payable and accrued expenses		183,756
Net cash used in operating activities		(1,108,443)
Investing Activities		
Purchase of furniture and equipment		(21,250)
Purchase of software		(62,023)
Net cash used in investing activities		(83,273)
Financing Activities		
Principal payments under capital lease obligations		(19,681)
Proceeds from issuance of common stock		1,230,745
Costs of issuance of common stock		(20,877)
Net cash provided by financing activities		1,190,187
Decrease in Cash and Cash Equivalents		(1,529)
Cash and Cash Equivalents, Beginning of Period		870,633
Cash and Cash Equivalents, End of Period	$	869,104
Supplemental Cash Flows Information		
Interest paid	$	4,898
Receipt of common stock subscriptions	$	1,000,000

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. The Company earns revenues from the sale of securities (stocks and bonds), mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and also maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2003, cash equivalents consisted of a money market account at a bank. At December 31, 2003, the Company's cash accounts exceeded federally insured limits by approximately $800,000.

Off-Balance Sheet Risk

As discussed above, the Company clears all non-direct securities transactions on behalf of its customers on a fully disclosed basis with Pershing, LLC, its clearing broker-dealer. The clearing broker-dealer carries all of the non-direct accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to non-direct customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and procedures to ensure that the clearing broker-dealer executes transactions of its customers properly.

Revenue Recognition and Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Furniture and Equipment and Software

Furniture and equipment and all software are depreciated and amortized respectively over the estimated useful life of each asset. Annual depreciation and amortization are both computed using the straight-line method.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Stock Option Plan

At December 31, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 7. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. During the year ended December 31, 2003, stock-based employee compensation cost of $71,778 is reflected in net income, as all options granted under this plan had an exercise price less that the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

Net loss, as reported	$ (1,141,815)
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(3,915)
Pro forma net loss	$ (1,145,730)

Note 2: Capital Lease Obligations

Capital lease obligation (A)	$	22,859
Capital lease obligation (B)		8,259
	$	31,118

(A) Capital lease covering a copier for five years expiring July 2007.

(B) Capital lease covering phone system for two years expiring July 2004.

Aggregate annual payments on capital lease obligations at December 31, 2003, are as follows:

2004	$	16,837
2005		8,233
2006		8,233
2007		4,803
2008		-
		38,106
Less amount representing interest		(6,988)
Present value of future minimum lease payments	$	31,118

The amount of furniture and equipment under capital leases at December 31, 2003, was $58,999. This property had related accumulated depreciation of $11,551 for a net book value at December 31, 2003, of 47,448.

Note 3: Operating Leases

The Company has entered into a long-term non-cancelable operating lease for office space beginning August 9, 2002, and ending on December 31, 2008. A portion of the lease space will be subleased under a lease commencing on January 1, 2003, and expiring June 30, 2005.

Future minimum lease payments at December 31, 2003, were as follows:

2004	$	135,340
2005		139,574
2006		143,803
2007		148,032
2008		152,262
Later years		-
	$	719,011

Minimum future rentals receivable under non-cancelable operating subleases at December 31, 2003, were $29,052. Rent expense for the year ended December 31, 2003, was $133,751. Sublease rental income for the year ended December 31, 2003, was $20,124.

Note 4: Income Taxes

The provision for income taxes includes these components:

Taxes currently payable	$	-
Deferred income taxes		-
Income tax expense	$	-

A reconciliation of income tax expense (credit) at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (34%)	$	(388,000)
Increase (decrease) resulting from		
Nondeductible expenses		6,000
State income taxes		(37,000)
Changes in the deferred tax asset valuation allowance		423,000
Other		(4,000)
Actual tax expense	$	-

The tax effects of temporary differences related to deferred taxes shown on the statement of financial conditions were as follows:

Deferred tax asset		
Net operating loss carryforward	$	574,000
Capitalized start-up costs		91,000
Accrued compensated absences		5,000
Deferred rent		19,000
Other accrued expenses		7,000
		696,000
Deferred tax liability		
Depreciation		(1,000)
Net deferred tax asset before valuation allowance		695,000
Valuation allowance		
Beginning balance		(272,000)
Increase during the period		(423,000)
Ending balance		(695,000)
Net deferred fixed asset	$	-

As of December 31, 2003, the Company has unused operating loss carryforwards for both federal and state purposes of approximately $1,500,000, which expires between 2022 and 2023.

Note 5: Profit-Sharing Plan

During 2003 the Company adopted a 401(k) profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors. No Company contributions were made during 2003.

Note 6: Common Stock Warrant

The Company has issued a warrant to Mercantile Colorado, LLC (Mercantile) to purchase a maximum 923,077 Class B shares of common stock. Mercantile may exercise the warrant partially or in whole, but may not purchase shares which would cause Mercantile to own more than 20% of the issued and outstanding Class A and Class B common stock of the Company at the time of exercise. The exercise price is $0.0001 per share. The warrant is exercisable beginning January 1, 2004, through December 31, 2009.

The estimated fair value allocated to the common stock warrant was $100,000 and is presented on the balance sheet as stockholders' equity.

Note 7: Stock Option Plan

The Company has a fixed option plan under which the Company may grant options that vest ratably over a five year period or sooner as determined by the Board of Directors to its employees and registered representatives for up to 3,800,000 shares of common stock. The exercise price of each option is shall be determined by the Board of Directors at the date of grant. An option's maximum term is 10 years.

A summary of the status of the plan at December 31, 2003, and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	-	$ -
Granted	130,506	0.10
Exercised	(130,506)	(0.10)
Forfeited	-	-
Expired	-	-
Outstanding, end of year	-	$ -
Options exercisable, end of year	-	$ -

The fair value of options granted is estimated on the date of the grant using the minimum value method with the following weighted-average assumptions:

Dividend per share	$ 0
Risk-free interest rate	3.5%
Expected life of options	10 years
Weighted-average fair value of options granted during the year	$ 0.58

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $829,029 and $50,000, respectively.

The net capital requirement is based upon the greater of (1) 12.5% of aggregate indebtedness or (2) minimum dollar requirement of $50,000. As of December 31, 2003, the Company's net capital ratio was .36 to 1.

Note 9: Contingencies

In July 2002, the Company and its president and chief executive officer received a restraining order against them. The president and chief executive officer's former employer brought about the restraining order. The restraining order prevented him and the Company from attempting to directly or indirectly induce or attempt to induce any broker, broker-dealer, financial planner, registered principal or representative to cease providing services to the former employer and prevented him and the Company from forming a business relationship with any of these individuals. The restraining order expired April 3, 2003.

The Company and its president and chief executive officer are in the process of seeking NASD arbitration on this matter. To date no arbitration hearings have yet been held. No claims have been made against the Company related to this matter.

Supplementary Information

Required by Rule 17a-5 of the
Securities Exchange Act of 1934

Gĕneos Wealth Management, Inc.

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2003

Aggregate Indebtedness		
Accounts payable and accrued expenses	$	154,139
Capital lease obligations		31,118
Accrued vacation payable		13,200
Deferred rent and deposits		51,100
Unearned liabilities		46,200
Total aggregate indebtedness	$	295,757
Net Capital		
Stockholders' equity		1,186,313
Deductions		
Nonallowable assets		
Prepaid expenses		33,203
Furniture and equipment		111,719
Software		146,408
Deposits		21,954
Other deductions		
Excess fidelity bond deductible		44,000
Total deductions		357,284
Net Capital		829,029
Minimum Required Net Capital		50,000
Capital in Excess of Minimum Requirement	$	779,029
Ratio of Aggregate Indebtedness to Net Capital		.36 to 1

There were no variances between this computation of net capital under paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control

BKD LLP

Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705
bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
Gĕneos Wealth Management, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Gĕneos Wealth Management, Inc. (the Company) for December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
January 23, 2004